FILED BY INTEGRATED DATA CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY:  DATAWAVE SYSTEMS INC.
SUBJECT COMPANY'S EXCHANGE ACT OF 1934 FILING NO.:  0-25786

Source:  Integrated Data Corp.

Set forth below is the text of a press release issued by Integrated Data Corp. on April 23, 2004.

           INTEGRATED DATA CORP & DATAWAVE EXECUTE LETTER AGREEMENT

Conshohocken, PA (April 23, 2004) -- Integrated Data Corp (OTCBB: ITDD) ("IDC") announced today that IDC and DataWave Systems Inc. (TSX-V: DRV;
OTCBB: DWVSF) ("DataWave") have entered into a Letter Agreement whereby IDC will acquire DataWave by merger in which shareholders of DataWave will be issued shares of IDC in exchange for all the issued and outstanding shares of DataWave. IDC currently holds approximately 50.1% of DataWave's shares and has been an investor in the company since 2002. Prior to that, IDC's principal shareholders have been investors in DataWave since 1999. The Letter Agreement has been approved by the Boards of Directors of both companies. The closing of the transaction proposed by the Letter Agreement, anticipated to occur on or before December 31, 2004, is subject to a number of conditions, including the following:

   - the negotiation, preparation and execution of a definitive agreement (the "Definitive Agreement") relating to the proposed transaction on or before May 31, 2004;

   - the re-incorporation of DataWave in the State of Delaware;

   - the approval of the proposed transaction, as defined by the Definitive Agreement, by the Boards of Directors of DataWave and IDC;

   - the approval of the proposed transaction by the shareholders of DataWave and IDC;

   - the declaration by the United States Securities and Exchange Commission of the effectiveness of a registration statement on Form S-4 and any other registration statements filed in connection with the proposed transaction; and

   - the satisfaction at or prior to the closing of the proposed transaction of other customary closing conditions.

Under the terms of the proposal, DataWave shareholders will be entitled to receive 1 share of IDC for approximately every 11 shares of DataWave. The acquisition price, calculated and paid in shares of IDC valued at US$2.6022 per share, is based upon a value of US$10 million for 100% of the equity in DataWave, including any and all shares already owned by IDC. Based upon independent valuations of both companies, IDC will issue a total of 3,842,839 IDC shares for all of the issued and outstanding shares of DataWave as of the closing date. No fractional shares will be issued and any fractional shares resulting from the transaction will be paid in cash.
The parties anticipate that the IDC shares issued for the acquisition of DataWave shares not already owned by IDC will be freely tradable shares, to the extent legally permissible and in accordance with the rules and regulations of the United States Securities and Exchange Commission.

It is IDC's intention to offer senior executives of DataWave commensurate positions within IDC.

All options outstanding in DataWave will be terminated on or before closing. IDC plans to establish, subject to shareholder and any other required approvals, a stock incentive plan for its employees which will comprise up to 10% of the total number of shares of capital stock of IDC subsequent to the merger, not to exceed 1,000,000 shares, to be awarded by IDC's Compensation Committee in its discretion.


About Integrated Data Corp. (http://www.IntegratedDataCorp.com)
---------------------------------------------------------------
Headquartered in Conshohocken, PA, Integrated Data Corp. (IDC) is a Delaware corporation with OTCBB listed stock, symbol 'ITDD'. It is an international holding company with interests in the U.S., Canada, the U.K., and Italy. IDC's subsidiaries and partner companies offer a wide range of telecommunications, wireless, point-of-sale activation, financial transaction and other services. IDC currently owns approximately 50.1% of DataWave's outstanding shares.


About DataWave (http://www.datawave.com)
----------------------------------------
DataWave has been an innovator and developer of prepaid and stored-value programs and merchandising solutions since it was founded in 1994. DataWave pioneered systems that allow for point-of-sale activation of high value, high shrinkage products, such as cash cards, prepaid phone cards and prepaid wireless time. These systems work equally well over the Internet, through intelligent freestanding vending machines and POSA terminals, or with various card activation devices, including cash registers.


THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OF INTEGRATED DATA CORP. OR DATAWAVE SYSTEMS, INC.

Forward-Looking Statements
--------------------------
This press release contains information about Integrated Data Corp. and DataWave Systems, Inc. that is not historical fact and may be deemed to contain forward-looking statements about IDC and DataWave. These forward-looking statements include statements about the terms of the proposed acquisition of DataWave by IDC and the valuation of DataWave. These forward-looking statements are based on currently available competitive, financial and economic data and on the management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those anticipated in any forward-looking statements, due to the possibility that the closing of the transaction may be delayed, or may not occur at all, if any of the conditions to the closing outlined in this press release are not satisfied.

Additional Information
----------------------
Investors and the shareholders of DataWave are encouraged to read the final prospectus and registration statement filed in connection with the proposed transaction when they become available because they will contain important information about the proposed transaction, DataWave, and IDC. Investors and the shareholders of DataWave may obtain free copies of these documents (when they are available) and other documents filed with the U.S. Securities and Exchange Commission at the U.S. Securities and Exchange Commission's website at www.sec.gov.

Contact Information
-------------------
Dave Bryan
President & CEO
Phone:  610-825-6224
Email:  info@IntegratedDataCorp.com


-----
"DataWave" is a registered trademark of DataWave Systems, Inc.


Source:  Integrated Data Corp.

End of filing